UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

REACHLOCAL, INC.
(Name of Subject Company)

REACHLOCAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

75525F104
(CUSIP Number of Class of Securities)

Tenlay Naliboff
General Counsel
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, California 91367
(818) 274-0260
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
(213) 485-1234

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by ReachLocal, Inc. on June 27, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing also consists of the following documents relating to the proposed acquisition of ReachLocal, Inc. (the “Company”) by Gannett Co., Inc.  (“Parent”) and Raptor Merger Sub, Inc. ( “Purchaser”): (i) post made on the Company’s blog by the Chief Executive Officer of the Company, (ii) email communication sent by the Company to its customers, (iii) email communication sent by the Company to its employees, and (iv) frequently asked questions for employees of the Company.

Blog Post

Headline: ReachLocal Joins Gannett

ReachLocal started in 2004 with the mission of helping local businesses grow.  First with the introduction of ReachSearch and growing to become a total digital marketing system, we are now a leader in the space putting digital media solutions and services to work to help over 16,000 customers on five continents.  The partnership we have with our customers has been crucial in giving us the feedback and insights to develop our award winning solutions and achieve the successes we have mutually enjoyed.

We remain committed to delivering on the mission of helping local businesses grow, and in that pursuit we are excited to announce we have agreed to be acquired by Gannett Co., Inc. Gannett is a next-generation media company committed to strengthening communities across the nation. Through trusted, compelling content and unmatched local-to-national reach, the company touches the lives of more than 100 million people monthly. Gannett is known for Pulitzer Prize-winning newsrooms, powerhouse brands such as USA TODAY and specialized media properties.

Gannett’s leadership position will further enable ReachLocal to focus on our mission of helping businesses grow.  Joining with Gannett will increase our ability to innovate and create industry leading products and services that will put our customers’ businesses at a competitive advantage.

This process is not complete, and the transaction remains subject to customary closing conditions.  In the meantime, it is business as usual for us.

We are excited for the future!

Sincerely,

Sharon Rowlands

CEO

Notice to Investors

The Offer described above has not yet commenced. This filing is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the Company Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.reachlocal.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Customer Email

Subject Line: ReachLocal Joins Gannett

Dear Valued Customer,

ReachLocal started in 2004 with the mission of helping local businesses grow.  First with the introduction of ReachSearch and growing to become a total digital marketing system, we are now a leader in the space putting digital media solutions and services to work to help over 16,000 customers on five continents.  The partnership we have with you has been crucial in giving us the feedback and insights to develop our award winning solutions and achieve the successes we have mutually enjoyed.

We remain committed to delivering on the mission of helping local businesses grow, and in that pursuit we are excited to announce we have agreed to be acquired by Gannett Co., Inc. Gannett is a next-generation media company committed to strengthening communities across the nation. Through trusted, compelling content and unmatched local-to-national reach, the company touches the lives of more than 100 million people monthly. Gannett is known for Pulitzer Prize-winning newsrooms, powerhouse brands such as USA TODAY and specialized media properties.

What does this mean for you?  Gannett’s leadership position will further enable ReachLocal to focus on our mission of helping your business grow.  Joining with Gannett will increase our ability to innovate and create industry leading products and services that will put your business at a competitive advantage. The relationship you have with our people and our company will not change, and we remain dedicated to our partnership with you.

This process is not complete, and the transaction remains subject to customary closing conditions.  In the meantime, it is business as usual for us.  We will continue to share information as it is available.  We are excited for the future and look forward to this next phase with you.

We thank you for your support.

Sincerely,

Sharon Rowlands

CEO

Notice to Investors

The Offer described above has not yet commenced. This filing is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the Company Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.reachlocal.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,”

“should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Employee Email

Subject line: ReachLocal Joins Gannett

Dear <NAME>

We have exciting news everyone!  We are joining forces with Gannett Co., Inc.

We’ve just announced that Gannett will be acquiring ReachLocal. We know there will be lots of questions, but to start I will host a live video cast to give you more details and talk about what is next.  Join me at 2:00pm Pacific <here to view the live video cast>.

Before then I want to share a few thoughts about what is happening.  For background, Gannett is a digitally focused, leading media company with national reach through the USA TODAY NETWORK plus 107 local media organizations in 34 states.  Through these properties they touch more than 100 million people monthly as well as tens of thousands of local businesses. Internationally Gannett operates only in the UK.

Why now and why Gannett? We are in an excellent position to accelerate our business. We’ve enhanced our technology platform while adding new products to offer a truly complete digital platform for local businesses.  We’ve also built the right go-to-market teams to provide our customers a high level of service efficiently. Joining Gannett will increase our ability to innovate and deliver industry-leading products and services for our clients.  Over time, it will also open up new channels of clients to further accelerate our business. I am truly excited for the next phase of this company.

I understand there will be lots of questions on what this means for each of you, our clients and our company.  The transaction remains subject to customary closing conditions.  Throughout the process we will share information at each step, starting with the <live video cast> being held today at 2:00pm Pacific.  Should you miss the live video cast you can view a recorded version at the same link later today.  Finally, I encourage all of you to read the following <Frequently Asked Questions> to learn more about this exciting milestone for ReachLocal.

I am personally incredibly excited about the future and know that as the ReachLocal team we are going to flourish in our new home.  As we move forward, I and the rest of the executive team will be trying to touch base in as many locations around the world as possible so we look forward to seeing many of you soon.

Sincerely,

Sharon Rowlands

CEO

Notice to Investors

The Offer described above has not yet commenced. This filing is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the Company Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.reachlocal.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT

INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Employee FAQ

Overview

Q: What was announced and what does it mean?

A: On June 27, 2016, ReachLocal, Inc (NASDAQ: RLOC) entered into a definitive agreement to be acquired by Gannett Company Inc. (NYSE: GCI) at a price of $4.60 per share in cash, implying a total enterprise value of approximately $156 million.

Q: Who is Gannett?

A:  Gannett is a leading, next-generation media company committed to strengthening communities across the nation. Through trusted, compelling content and unmatched local-to-national reach, the company touches the lives of more than 100 million people monthly. Gannett is known for Pulitzer Prize-winning newsrooms, powerhouse brands such as USA TODAY and specialized media properties. Their website is www.gannett.com

Vision, Products & Customers

Q: Why is Gannett acquiring ReachLocal?

A: Gannett has relationships with tens of thousands of local businesses.  There is a tremendous opportunity to create value by delivering these businesses our award winning digital marketing services at the conclusion of Gannett’s current digital services arrangement in its existing markets, in mid-2017.

Q: Is Gannett committed to ReachLocal’s vision?

A:  Gannett is a company with digital and data at its core, focused on communities.  With 100+ print, and digital properties, Gannett has advertising relationships with tens of thousands of local businesses that will benefit from ReachLocal’s digital marketing services at the conclusion of Gannett’s current digital services arrangement in its existing markets, in mid-2017. The two companies will combine scale and award winning digital marketing services, helping deliver on the vision of helping small businesses grow.

Q: What is Gannett’s Culture?

A: Gannett strives to build a unified culture and has terrific, driven employees and management team.  At the company’s foundation is its outstanding journalism.  The company takes pride in its legacy of operational excellence and aims to be an employer of choice while providing best-in-class training.  The company values innovation, and seeks to operate more like a start-up and engage its employees as brand ambassadors.

Q:  How do our products complement each other?

A: Gannett’s owned products do not overlap with ReachLocal’s offerings. Gannett’s interest in ReachLocal is to complement Gannett’s existing offerings for local businesses.   At the conclusion of Gannett’s current digital services arrangement in its existing markets, in mid-2017, the combined organization will benefit from leveraging ReachLocal’s best-in-class digital marketing services products across Gannett’s existing 107 local markets in the U.S.

Q: Are there plans to discontinue any ReachLocal products?

A: There are no plans to discontinue support or development of any of ReachLocal’s current products. To the contrary, at the conclusion of Gannett’s current digital services arrangement in its existing markets, in mid-2017, it will also provide a large base of local advertisers that will accelerate the growth and investment in our products.

Q: How will our clients benefit from this?

A:  Our clients are looking for a competitive edge when they partner with ReachLocal.  With this acquisition, ReachLocal will have more flexibility to innovate and deliver the services our clients are asking for.  With greater resources and a larger platform for us to operate on, we’ll enhance our leadership position and push our technology platform forward.

Q: What changes will our clients experience?

A: There is no change whatsoever for clients.  It is business as usual.  Clients will retain their contacts and contracts.  ReachLocal remains deeply committed to delivering on its strategic product roadmap and current and future client commitments, and all services for clients remain right in place.

Q: Will this change any of our relationships with our publishers like Google, Yelp, Bing, Yahoo or others?

A: We have communicated the news of this exciting acquisition and our existing publisher relationships remain unchanged.

Q: When will the transaction be completed?

A: The transaction is expected to be completed during the third quarter of 2016, subject to customary closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and there being validly tendered and not withdrawn in the tender offer a majority of the outstanding ReachLocal shares.  Shortly following the closing of the tender offer, in a second-step merger that will not require stockholder approval, Gannett will acquire all remaining ReachLocal shares.

Company & Employee Operations

Q: Will headquarters and office locations change?

A: ReachLocal headquarters will remain in Woodland Hills and Plano.

Q: Will there be changes in the management team?

A:  There are no planned changes to the management team.

Q: Who will lead ReachLocal post transaction?

A: Sharon Rowlands will continue to run ReachLocal and will report direct to the CEO of Gannett, Bob Dickey.

Q: What will happen to the ReachLocal corporate brand?

A: Upon the close of the acquisition, ReachLocal will continue to run under its existing brand.

Q: Will there be layoffs or large organizational changes?

A:  There will be no changes to the organization.  Gannett’s desire is to leave us to run our business and to continue to deliver on the positive results we have had over the past couple of quarters.  As we get to know each other, we’ll look at the best ways to leverage our businesses in a way that is beneficial to both companies.  There is no overlap with their other businesses. These two organizations will require great employees to continue growth, so we can expect more career opportunities to be available for everyone.

Q: Will my job or role change?

A: Our jobs will remain the same.

Q: How will this affect my benefits?

A: You will continue to participate in the current ReachLocal benefit plans until further notice. The choices you made during the recent Open Enrollment in June will go into effect July 1 as planned.  HR will be working closely with Gannett to find the best options for our employees for next year which may involve moving to their plans or enhancing our own ReachLocal plans.

Q: What happens to any ReachLocal stock and stock options that I have?

A: All outstanding shares of ReachLocal stock validly tendered and not withdrawn in the tender offer will be entitled to receive the tender offer price of $4.60 per share.  In connection with the closing of the transaction, all outstanding equity awards--whether vested or unvested--will vest and be canceled and, to the extent they have an exercise price that is lower than the tender offer price, cashed out at the closing.

Q: How are we communicating this to customers?

A:  We started today by calling key customer relationships and will have an email that goes out by end of day to customers.

Q: What should I do if contacted by media or investors?

A:  Please do not speak directly to media or investors about this news.  Please refer any inquiries over to Jeff Fox jeff@blueshirtgroup.com

Q: Can I post something on social media to share this news?

A:  Yes. Please only link-back to the official press release on this transaction.

Notice to Investors

The Offer described above has not yet commenced. This filing is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the Company Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer and the Merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.reachlocal.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Forward-Looking Statements

Statements included in this report that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.